Exhibit 14.1

RIVULET ENTERTAINMENT, INC.

CODE OF ETHICS

General Policy

It is the policy of Rivulet Entertainment, Inc. (the “Company”) that the Company’s Chief Executive Officer (who is also currently serving the role of interim CFO) adheres to, advocates and promotes the following principles1:

●	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
●	Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Commission and in other public communications made by the registrant;
●	Compliance with applicable governmental laws, rules and regulations;
●	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
●	Accountability for adherence to the code

Reporting and Treatment of Violations

Persons who become aware of suspected violations of this Code should provide a formal report of such suspected violations promptly to the Company’s sole director. To assist in the response to or investigation of the alleged violation, the report should contain as much specific information as possible to allow for proper assessment of the nature, extent and urgency of the alleged violation. Without limiting the foregoing, the report should, to the extent possible, contain the following information:

●	the alleged event, matter or issue that is the subject of the alleged violation;

●	the name of each person involved;

●	if the alleged violation involves a specific event or events, the approximate date and location of each event; and

●	any additional information, documentation or other evidence available relating to the alleged violation.

1 The Company does not currently employ a principal accounting officer, controller or person performing similar functions.

The Director shall have the power to monitor, investigate, make determinations and recommend actions (if any). In determining whether a violation of this Code has occurred, the Director may take into account:

●	the nature and severity of the violation;

●	whether the violation was a single occurrence or involved repeated occurrences;

●	whether the violation appears to have been intentional or inadvertent;

●	whether the person in question had been advised prior to the violation as to the proper course of action;

●	whether the person in question had committed other violations in the past; and

Consequences of Violations

If a violation is substantiated, the director may impose such sanctions or take such actions as it deems appropriate, including, but not limited to, the following:

●	Disciplinary action (including censure, re-assignment, demotion, suspension or termination);

●	Pursuit of any and all remedies available to the Company for any damages or harm resulting from a violation, including injunctive relief; and

●	Referral of matters to appropriate legal or regulatory authorities for investigation and prosecution.

Requests for Waivers and Changes in Code

A waiver of a provision of this Code shall be requested whenever there is reasonable likelihood that a contemplated action will violate the Code. Any waiver (including an implicit waiver) that constitutes a material departure from a provision of this Code shall be publicly disclosed on a timely basis, to the extent required by applicable rules and regulations of the SEC. In addition, any amendments to this Code (other than technical, administrative or other non-substantive amendments) shall be publicly disclosed on a timely basis, to the extent required by applicable rules and regulations of the SEC.